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                             June 26, 2020

       Klaus Paulini, PhD
       President and Chief Executive Officer
       Aeterna Zentaris Inc.
       315 Sigma Drive
       Summerville, South Carolina 29486

                                                        Re: Aeterna Zentaris
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 18, 2020
                                                            File No. 333-239264

       Dear Dr. Paulini:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that the offering may be closed without further notice to investors. Please
disclose the date the offering will end and describe any arrangements to place the proceeds in
an escrow, trust, or similar account. If you have not made any of these arrangements,
state this fact and describe the effect on investors. Refer to Item
                                                        501(b)(8)(iii) of
Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Klaus Paulini, PhD
Aeterna Zentaris Inc.
June 26, 2020
Page 2

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                           Sincerely,
FirstName LastNameKlaus Paulini, PhD
                                                           Division of
Corporation Finance
Comapany NameAeterna Zentaris Inc.
                                                           Office of Life
Sciences
June 26, 2020 Page 2
cc:       Steven M. Skolnick
FirstName LastName